Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Files NI 43-101 Technical Report for the Tucano Gold Mine

VANCOUVER, BC, June 8, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, reports the filing of the "Technical Report on the 2021 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” (the “Technical Report”). The Technical Report has an effective date of July 31, 2021.

The Technical Report has been filed on SEDAR at www.sedar.com and on the Company's website at www.greatpanther.com , and will be filed on EDGAR as soon as practicable at www.sec.gov. The Technical Report supports the information regarding mineral reserve and resource estimates at the Tucano Gold Mine presented in a news release dated April 26, 2022, which is also available on SEDAR, EDGAR and the Company’s website.

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project, and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com